Exhibit 99.1

Dated 30 June 2006
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
as Borrower
SUMITOMO MITSUI BANKING CORPORATION
as Arranger
SUMITOMO MITSUI BANKING CORPORATION, SINGAPORE BRANCH
as Original Lender
BAYERISCHE HYPO-UND VEREINSBANK AG, SINGAPORE BRANCH
WESTLB, SINGAPORE BRANCH
SOCIETE GENERALE, SINGAPORE BRANCH
as New Lenders
and
SUMITOMO MITSUI BANKING CORPORATION, SINGAPORE BRANCH
acting as Agent
SYNDICATION AGREEMENT
(relating to a Facility Agreement dated 3 March 2006)

ALLEN & GLEDHILL ONE MARINA BOULEVARD #28-00 SINGAPORE 018989

THE SCHEDULES

SCHEDULE	PAGE
SCHEDULE 1 The Lenders	6
SCHEDULE 2 Conditions Precedent	8

This Agreement is dated 30 June 2006 and made between:
(1)	Chartered Semiconductor Manufacturing Ltd. (the “Borrower”);

(2)	Sumitomo Mitsui Banking Corporation (the “Arranger”);

(3)	Sumitomo Mitsui Banking Corporation, Singapore Branch as existing lender (the “Original Lender”);

(4)	Bayerische Hypo-Und Vereinsbank AG, Singapore Branch, WestLB, Singapore Branch and Societe Generale, Singapore Branch as new lenders (the “New Lenders”); and

(5)	Sumitomo Mitsui Banking Corporation, Singapore Branch, as agent of the other Finance Parties (the “Agent”).
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Amended Agreement” means the Original Facility Agreement, as amended by this Agreement.

“Original Facility Agreement” means the Facility Agreement dated 3 March 2006 made between (i) the Borrower, as borrower, (ii) the Arranger, as arranger, (iii) the Original Lender, as lender, and (iv) the Agent, as agent.

“Syndication Date” means 3 July 2006.

1.2	Construction

(a)	The principles of construction set out in Clause 1.2 (Construction) of the Original Facility Agreement shall have effect as if set out in this Agreement.

(b)	Unless a contrary indication appears, a term defined in the Original Facility Agreement has the same meaning in this Agreement.

1.3	Clauses

In this Agreement any reference to a “Clause” or a “Schedule” is, unless the context otherwise requires, a reference to a Clause of or a Schedule to this Agreement.

1.4	Third Party Rights

(a)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any terms of this Agreement the consent of any third party is not required for any variation (including any release or compromise of any liability under) or termination of this Agreement.

1.5	Designation

In accordance with the Original Facility Agreement, each of the Borrower and the Agent designate this Agreement as a Finance Document.
2.	CONDITIONS PRECEDENT

The provisions of Clause 4 (Transfer) and Clause 5 (Amendment) shall be effective only if, not later than 11.00 am three Business Days before the Syndication Date, the Agent has received all the documents and other evidence listed in Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower, the Original Lender and the New Lenders promptly upon being so satisfied.
3.	REPRESENTATIONS

The Borrower makes the Repeating Representations by reference to the facts and circumstances then existing:
(a)	on the date of this Agreement; and

(b)	on the Syndication Date.
4.	TRANSFER

4.1	Transfer by novation

On the Syndication Date (whether or not a Default is continuing), the Original Lender shall transfer by novation part of its Commitment, rights and obligations under the Original Facility Agreement to a New Lender pursuant to this Clause 4, so that:
(a)	each New Lender will become a Lender under the Amended Agreement with a Commitment as set out in the relevant column opposite its name in Part II of Schedule 1 (The Lenders); and

(b)	the Original Lender’s Commitment shall be reduced to the amount set out in the relevant column opposite its name in Part I of Schedule 1 (The Lenders).
4.2	Procedure for transfer by novation

The transfer by novation set out in Clause 4.1 (Transfer by novation) shall take effect on the Syndication Date so that:
(a)	to the extent that in Clause 4.1 (Transfer by novation) the Original Lender seeks to transfer by novation its rights and obligations under the Original Facility Agreement, the Borrower and the Original Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (being the “Discharged Rights and Obligations”);

(b)	the Borrower and each New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Borrower and the relevant New Lender have assumed and/or acquired the same in place of the Borrower and the Original Lender;

(c)	the Agent, the Arranger, each New Lender and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had each New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer by novation and to that extent the Agent, the Arranger and the Original Lender shall each be released from further obligations to each other under the Finance Documents; and

(d)	each New Lender shall become a Party as a “Lender”.
4.3	Amounts due on or before the Syndication Date

Any amounts payable to the Original Lender by the Borrower pursuant to any Finance Document (including, without limitation, all interest, fees and commission payable on the Syndication Date) in respect of any period ending on or before the Syndication Date shall be for the account of the Original Lender and none of the New Lenders shall have any interest in, or any rights in respect of, any such amount.

4.4	Limitation of responsibility of Original Lender

(a)	Each New Lender confirms that it:
(i)	has received a conformed copy of the Original Facility Agreement together with such other information as it has required in connection with this transaction;

(ii)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this Agreement and the Amended Agreement and has not relied exclusively on any information provided to it by the Original Lender in connection with any Finance Document; and

(iii)	will continue to make its own independent appraisal of the creditworthiness of the Borrower and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.
(b)	The Original Lender makes no representation or warranty and assume no responsibility to the New Lenders for:
(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of the Borrower;

(iii)	the performance and observance by the Borrower of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with the Finance Documents or any other document, and any representations or warranties implied by law are excluded.

(c)	Nothing in any Finance Document obliges the Original Lender to:
(i)	accept a re-transfer from any New Lender of any of the rights and obligations transferred by novation under this Agreement; or

(ii)	support any losses directly or indirectly incurred by a New Lender by reason of the non-performance by the Borrower of its obligations under the Finance Documents or otherwise.
4.5	Administrative details

Each New Lender has delivered to the Agent its Facility Office details and address, fax number and attention details for the purposes of Clause 29.2 (Addresses) of the Amended Agreement.
5.	AMENDMENT

5.1	Amendment

With effect from the Syndication Date, the Original Facility Agreement shall be amended as follows:

(a)	Schedule 1 (The Original Lenders) of the Original Facility Agreement shall be substituted with the following:
“ Schedule 1

The Original Lenders

Name of Original Lender	Commitment

Sumitomo Mitsui Banking Corporation, Singapore Branch	US$150,000,000

Bayerische Hypo-und Vereinsbank AG, Singapore Branch	US$25,000,000

WestLB, Singapore Branch	US$17,000,000

Societe Generale, Singapore Branch	US$8,000,000

”
5.2	Continuing obligations
The provisions of the Original Facility Agreement and the other Finance Documents shall, save as amended by this Agreement, continue in full force and effect.
6.	CONSENTS

6.1	Consent

The Borrower, the Arranger, the Original Lender and the Agent:

(a)	consent to the New Lenders becoming Lenders; and

(b)	waive the requirements of Clause 22 (Changes to the Lenders) of the Original Facility Agreement for the purposes of this Agreement and for the transfer by novation and increase in the Commitment of the Original Lender effected pursuant to this Agreement.

6.2	Agent’s Waiver

The Agent waives the requirement for the payment of the fee referred to in Clause 22.3 (Assignment or transfer fee) of the Original Facility Agreement in respect of the transfers by novation effected pursuant to this Agreement.
7.	MISCELLANEOUS

7.1	Incorporation of terms

The provisions of Clause 29 (Notices) of the Original Facility Agreement shall be incorporated into this Agreement as if set out in full in this Agreement and as if references in those clauses to “this Agreement” are references to this Agreement and as if references in those clauses to “Party” and “Lender” include the New Lenders.

7.2	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.
8.	GOVERNING LAW

This Agreement is governed by Singapore law.
This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
The Lenders
PART I
The Original Lender

Name of Original Lender	Column 1	Column 2
	Existing Commitment	New Commitment

Sumitomo Mitsui Banking Corporation, Singapore Branch	US$200,000,000	US$150,000,000

PART II
The New Lenders

Name of New Lender	Commitment

Bayerische Hypo-und Vereinsbank AG, Singapore Branch	US$25,000,000

WestLB, Singapore Branch	US$17,000,000

Societe Generale, Singapore Branch	US$8,000,000

SCHEDULE 2
Conditions Precedent
1.	A copy of the constitutional documents of the Borrower or a certificate of an authorised signatory of the Borrower certifying that the constitutional documents previously delivered to the Agent for the purposes of the Original Facility Agreement have not been amended and remain in full force and effect.

2.	A copy of a resolution of the board of directors of the Borrower:
(i)	approving the terms of, and the transactions contemplated by, this Agreement and resolving that it execute this Agreement; and

(ii)	authorising a specified person or persons to execute this Agreement on its behalf.
3.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.

4.	A certificate of an authorised signatory of the Borrower certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

5.	A letter to the New Lenders from Allen & Gledhill, legal advisers to the Arranger and the Agent in Singapore, confirming that the New Lenders may rely on the legal opinion of Allen & Gledhill issued in respect of the Original Facility Agreement.

The Borrower

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

By:	/s/ Chia Song Hwee

Name:	Chia Song Hwee
Title:	President & Chief Executive Officer

The Arranger

SUMITOMO MITSUI BANKING CORPORATION

By:	/s/ Chow Ying Hoong

Name:	Chow Ying Hoong
Title:	Joint General Manager Head of Syndications, South East Asia

The Agent

SUMITOMO MITSUI BANKING CORPORATION, SINGAPORE BRANCH

By:	/s/ Masaya Hirayama

Name:	Masaya Hirayama
Title:	Joint General Manager

The Original Lender

SUMITOMO MITSUI BANKING CORPORATION, SINGAPORE BRANCH

By:	/s/ Masaya Hirayama

Name:	Masaya Hirayama
Title:	Joint General Manager

The New Lenders

BAYERISCHE HYPO-UND VEREINSBANK AG, SINGAPORE BRANCH

By:	/s/ Sin Ho Moon

Name:	Sin Ho Moon
Title:	Managing Director Head of Structured and Corporate Finance, Syndication

By:	/s/ Victor Choo

Name:	Victor Choo
Title:	Director Credit Department

WESTLB, SINGAPORE BRANCH

By:	/s/ Chin Mee Fah

Name:	Chin Mee Fah
Title:	Associate Director Credit Risk Department

By:	/s/ Frank Aulich

Name:	Frank Aulich
Title:	Executive Director Head of Corporate Clients Southeast Asia & India

SOCIETE GENERALE, SINGAPORE BRANCH

By:	/s/ Kelvin Tan

Name:	Kelvin Tan
Title:	Managing Director

By:	/s/ Young Yi

Name:	Young Yi
Title:	Vice President